UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 12, 2009: Jacada Reports Second Quarter 2009 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	August 12, 2009

Jacada Reports Second Quarter 2009 Results

ATLANTA--(BUSINESS WIRE)--August 12, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the second quarter and six month period ended June 30, 2009.

For the second quarter of 2009, total revenues were $2.5 million compared to $6.3 million in the second quarter of 2008. Total gross profit for the 2009 second quarter was $285,000 or 11% of total revenues, compared to $3.2 million and 50%, respectively, in the 2008 second quarter. The second quarter net loss was $3.4 million, or ($0.21) per share. This is compared to a net loss of $1.6 million or ($0.08) per share in the second quarter of 2008.

For the six month periods ending on June 30, 2009 and 2008, respectively, total revenues were $7.0 million and $12.5 million and gross profits were $1.7 million or 24% of total revenues and $6.9 million or 55% of total revenues. During the six month period ending June 30, 2009 the Company incurred a net loss of $4.9 million or ($0.29) per share. In the comparable 2008 period, the Company posted net income of $18.5 million or $0.89 per share. The 2008 net income included $20.2 million, or $0.97 per share, in income, net of taxes, from discontinued operations, which was generated in the form of a capital gain from the sale of the Company’s legacy business during the 2008 first quarter.

The reduction in revenues in the three and six month periods are directly related to a declining backlog in prior quarters.

At the end of the second quarter of 2009, cash and investments were $30.3 million, compared to $32.8 million reported as of March 31, 2009 and $33.1 million at year end 2008.

Jacada continued to expand relationships with existing customers this quarter and signed three material agreements with an existing telecommunications customer. Jacada will deliver three projects across different areas of the company’s customer facing businesses, including consumer, business-to-business call centers and retail stores. This marks a significant expansion of the use of Jacada solutions into new areas of customer contact. It further demonstrates the value Jacada solutions bring and how that value continues to drive revenue growth with Jacada’s installed customer base.

During the quarter, Jacada and O2 were recognized by Global Telecoms Business, and were awarded the prestigious Consumer Service Innovation Award. The award, judged by leading figures from the global telecoms industry, acknowledges the impact O2’s Synergy unified desktop project has had on the quality of interaction with its 18.7 million customers.

“We continue to see exciting new opportunities where Jacada customer service solutions can bring significant value. In today’s economy, companies are interested in projects that can dramatically improve the customer service experience for their customers, while providing an obvious and rapid return on investment. Jacada’s proven ability to deliver these benefits, with a typical 12 month return on investment, is exactly what our customers are seeking as they manage their budgets tightly,” said Tom Clear, chief executive officer for Jacada. “Although our pipeline is growing, we continue to see additional due diligence and approval steps in the buying process prior to commitment to full implementation contracts.”

Conference Call Details

Any investor or interested individual can participate in the teleconference, which will begin at 10:30 a.m. Eastern Time on August 12, 2009. To participate in the teleconference, please call toll-free 888-680-0894 or 617-213-4860 for international callers, and provide passcode 88713352 approximately 10 minutes prior to the start time. Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=P76HMHA3W. A (live audio) webcast will also be available over the Internet at www.jacada.com (under “About Us” then “Investors”) or www.earnings.com.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	Unaudited
Revenues:
Software licenses	$60	$2,035	$637	$4,882
Services	1,797	3,685	5,104	6,558
Maintenance	653	592	1,300	1,090

Total revenues	2,510	6,312	7,041	12,530

Cost of revenues:
Software licenses	33	152	147	234
Services	2,022	2,781	4,866	4,955
Maintenance	170	219	346	426

Total cost of revenues	2,225	3,152	5,359	5,615

Gross profit	285	3,160	1,682	6,915

Operating expenses:
Research and development	890	1,279	1,834	2,433
Sales and marketing	1,551	2,382	3,157	4,788
General and administrative	1,342	1,288	2,154	2,586

Total operating expenses	3,783	4,949	7,145	9,807

Operating loss	(3,498)	(1,789)	(5,463)	(2,892)
Financial income, net	94	378	625	826

Loss from continuing operations before taxes	(3,404)	(1,411)	(4,838)	(2,066)
Tax (expense) benefit	(26)	213	(38)	347

Net loss from continuing operations	(3,430)	(1,198)	(4,876)	(1,719)
Income (loss) from discontinued operations, net of taxes	-	(399)	-	20,173

Net income (loss)	$(3,430)	$(1,597)	$(4,876)	$18,454

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.21)	$(0.06)	$(0.29)	$(0.08)
From discontinued operations	-	$(0.02)	-	$0.97
Basic and diluted net earnings (loss) per share	$(0.21)	$(0.08)	$(0.29)	$0.89

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	16,565,468	20,635,013	16,559,724	20,627,323

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2009	2008
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$18,628	$11,059
Short term deposits *)	1,884	-
Marketable securities *)	4,804	8,915
Trade receivables	2,403	4,713
Restricted cash held by trustee *)	2,653	2,640
Restricted cash *)	559	559
Other current assets	1,123	2,022
Assets of discontinued operations	-	64

Total current assets	32,054	29,972
LONG-TERM INVESTMENTS:
Marketable securities *)	1,818	9,896
Severance pay fund	412	586

Total long-term investments	2,230	10,482

PROPERTY AND EQUIPMENT, NET	1,147	1,266

GOODWILL	3,096	3,096

Total assets	$38,527	$44,816

*) Total Cash and Investments including restricted cash	$30,346	$33,069

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$815	$1,245
Deferred revenues	1,103	1,006
Accrued expenses and other liabilities	2,466	3,096
Liabilities of discontinued operations	1,069	1,363

Total current liabilities	5,453	6,710

LONG-TERM LIABILITIES:
Accrued severance pay	724	1,120
Other long-term liabilities	163	185

Total long-term liabilities	887	1,305

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,330	75,173
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive profit	265	160
Accumulated deficit	(25,605)	(20,729)

Total shareholders' equity	32,187	36,801

Total liabilities and shareholders' equity	$38,527	$44,816

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	Unaudited

Cash flows from operating activities:

Net Income (loss)	$(3,430)	$(1,597)	$(4,876)	$18,454
Less: Net (income) loss from discontinued operations, net of taxes	-	399	-	(20,173)

Net loss from continuing operations	(3,430)	(1,198)	(4,876)	(1,719)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	138	164	312	311
Stock-based compensation related to options granted to employees and directors	205	240	339	491
Stock-based compensation related to options granted to non-employees	(1)	2	9	5
Accrued interest and amortization of premium on marketable securities	(17)	(204)	121	(123)
Loss (gain) from sales of marketable securities	-	8	(353)	(97)
Increase (decrease) in accrued severance pay, net	(120)	14	(222)	71
Decrease in trade receivables, net	1022	1,876	2,310	438
Decrease (increase) in other current assets	391	409	1,102	(174)
Increase (decrease) in trade payables	(191)	168	(430)	201
Increase (decrease) in deferred revenues	(174)	(1,325)	55	(513)
Decrease in accrued expenses and other liabilities	(315)	(103)	(1,046)	(8)
Decrease in other long-term liabilities	(19)	-	(22)	-

Net cash provided by (used in) operating activities from continuing operations	(2,511)	51	(2,701)	(1,117)

Net cash provided by (used in) operating activities from discontinued operations	(168)	(302)	(230)	70

Net cash used in operating activities	(2,679)	(251)	(2,931)	(1,047)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(1,017)	(6,390)	(5,913)	(25,416)
Proceeds from sale and redemption of available-for-sale marketable securities	6,902	2,864	18,279	18,663
Short term deposits, net	(1,884)	-	(1,884)	-
Increase in restricted cash held by trustee	(2)	-	(13)	-
Purchase of property and equipment	(37)	(234)	(194)	(491)

Net cash provided by (used in) investing activities from continuing operations	3,962	(3,760)	10,275	(7,244)

Proceeds from sale of discontinued operations, net	-	-	-	22,105

Net cash provided by (used in) investing activities	3,962	(3,760)	10,275	14,861

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	Unaudited

Cash flows from financing activities:

Purchase of treasury shares	-	(1,446)	-	(1,446)
Proceeds from exercise of stock options	5	482	59	589

Net cash provided by (used in) financing activities from continuing operations	5	(964)	59	(857)

Effect of exchange rate changes on cash	254	-	166	-

Increase (decrease) in cash and cash equivalents	1,542	(4,975)	7,569	12,957
Cash and cash equivalents at the beginning of the period	17,086	23,892	11,059	5,960

Cash and cash equivalents at the end of the period	18,628	18,917	18,628	18,917

CONTACT:
Jacada Ltd.
Bob Aldworth, 770-776 2267
Chief Financial Officer
BAldworth@jacada.com
or
Hayden IR
Peter Seltzberg, 646-415-8972
peter@haydenir.com